JS Beauty Land Network Technology Inc.

No. 99, Taihu Road

Yancheng, Jiangsu Province, China

August 28, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director, Consumer Products

Re:JS Beauty Land Network Technology Inc.
Form 10-12G
File No. 000-55963
Filed on July 10, 2018

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 6, 2018 addressed to Faxian Qian, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-12G.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 1 to Form 10-12G.

General

1.	Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

United States Securities and Exchange Commission

August 27, 2018

COMPANY RESPONSE:

Your advice as to the automatic effectiveness of the Form 10 Registration is acknowledged and the Company intends to act consistent with such advice.

2.	We note your statement on page 6 that you do not believe that you are a shell company. However, you appear to have no or nominal operations, and assets consisting solely of cash and cash equivalents. Accordingly, please prominently disclose your shell company status and disclose the consequences of and risks related to such status. If you do not believe you are a shell company, please provide us with your legal analysis.

COMPANY RESPONSE:

While technically the Company may fall within a part of the definition of “shell company” set forth in Rule 405, the Company and its founders do not exhibit any of the characteristics of the abuses which Rule 405 and Release # 33-8587 were intended to address. Specifically:

●	The Company has a specific business plan which it is fully pursuing. This business plan has been in development for some time and the Company’s strategy for becoming a publicly-reporting company is to facilitate raising capital to pursue its business plan and to have stock which is subject to the public reporting requirements to potentially use in connection with the development and marketing of specific products as detailed in the prospectus.

●	The Company has never sought and has no intent to seek any merger partner or business combination transaction.

●	The founders of the Company have not placed any business assets in the Company with the intent to avoid classification as a “shell company”.

●	While the Company is a startup, development stage company, such status does not automatically imply that it is a shell company (see Release # 33-8869, below).

Footnote 32 to Release # 33-8587 provides the clearest insight into the rationale behind the designation of certain companies as “shell companies”:

“We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.”

United States Securities and Exchange Commission

August 27, 2018

None of the factors which are detailed in footnote 32 are present here.

The Commission further addressed this issue in Release # 33-8869, specifically in footnote 172:

“Rule 144(i) [the provision of Rule 144 related to shell companies] does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” (emphasis added).

In addition to the foregoing, the Company has recently commenced operations in China by the formation of an operating subsidiary (JS Beauty Technology Ltd.) and the adoption of a specific business plan to directly engage in the operation of high-end retail jewelry manufacture and sales in China, with a view of expanding the operations outside of China. At this time, the Company’s business plan is not focused on any acquisitions or mergers, unless such represents a valuable adjunct to the Company’s operating plan.

Notwithstanding the foregoing, and without acknowledging that the Company is a “shell company”, the Company has amended its disclosure to include a specific risk factor that the Company could be determined to be a “shell company” and to describe the implications of such status.

While the Company maintains that it is not a shell company, it nonetheless has enhanced its disclosure in the highlighted risk factor to include the concerns detailed in your comment.

3.	It appears from your current disclosure that you may be a “blank check” company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note, for example, that you were “formed as a US corporation to use as a vehicle for raising equity in both the United States and abroad,” and that you have “yet to commence operations.” Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. If you do not believe you are a blank check company, please provide us with your legal analysis.

COMPANY RESPONSE:

We have updated our disclosures to provide additional details regarding the commencement of operations by the formation of an operating subsidiary in China (JS Beauty Technology Ltd.) and the adoption of a specific business plan to directly engage in the operation of high-end retail jewelry manufacture and sales in China, with a view of expanding the operations outside of China. At this time, the Company’s business plan is not focused on any acquisitions or mergers, unless such represents a valuable adjunct to the Company’s operating plan. Rule 419 defines a “blank check company” as one that “…has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.” Given the facts presented, we believe that it is clear that the Company is not a “blank check company”. Notwithstanding, we have included as a risk factor that the Company could ultimately be deemed a “blank check company” and the consequences thereof.

United States Securities and Exchange Commission

August 27, 2018

Business, page 3

4.	Please clarify, if true, that your intent to “initially engage in the marketing and sales of fine jewelry and art from China,” depends on the acquisition of a company involved in the “operation of jewelry manufacturing facilities.” In this regard, we note your disclosure that you are considering “several potential acquisitions,” and that you intend to “offer jewelry both in a retail setting and through online channels.” See Item 1 of Form 10 and Item 101 of Regulation S-K.

COMPANY RESPONSE:

We have clarified our disclosure to emphasize that the Company has adopted a specific business plan to directly engage in the operation of high-end retail jewelry manufacture and sales in China, with a view of expanding the operations outside of China. At this time, the Company’s business plan is not focused on any acquisitions or mergers, unless such represents a valuable adjunct to the Company’s operating plan. We have amended our disclosure to state that there are no specific mergers or acquisitions currently under consideration.

Item 1A. Risk Factors, page 4

General

5.	Please add risk factor disclosure stating that your independent auditor has expressed substantial doubt about your ability to continue as a going concern, and the risks related to the same.

COMPANY RESPONSE:

We have added a risk factor with respect to our auditor’s opinion relating to our ability to continue as a going concern.

Risks Related to Owners hip of the Compan y’s Co mmon Stock

“There is no public trading market for our common stock . . . .” page 5

United States Securities and Exchange Commission

August 27, 2018

6.	You disclose here that you “cannot assure . . . that any market maker will agree to make a market in [y]our common stock.” Please amend this risk factor to clarify whether you have applied or intend to apply for quotation on any quotation system or exchange, and to clearly state that you will need a market-maker to apply for the quotation of your common stock, but there is no assurance that a market-maker or quotation will be obtained.

COMPANY RESPONSE:

We have amended the risk factor to disclose that we have not applied for quotation on any quotation system or exchange and that the Company will need a market-maker to apply for the quotation of our common stock, and that there is no assurance that this will happen.

“Because certain of our directors and executive officers are significant shareholders . . . .” page 6

7.	We note your disclosure here that your “directors and executive officers own, collectively and beneficially, a significant percentage of the outstanding shares of [y]our common stock.” This disclosure is inconsistent with your disclosure elsewhere that you have one officer and director, Faxian Qian, and that he owns 100% of your common stock outstanding. Please revise for consistency and make conforming changes to your filing.

COMPANY RESPONSE:

We have amended our disclosure to consistently reflect Faxian Qian’s ownership of the Company’s common stock.

“We will incur increased costs as a reporting issuer . . . .” page 7

8.	Please revise this section to define the term “Arrangement.” Also, please clarify why you will be subject to Canadian securities laws, considering that you are registering your common stock in the United States, and are incorporated in Nevada. Make conforming changes to your filing.

COMPANY RESPONSE:

We have amended our disclosure to delete the reference to Canadian securities laws.

“ If we do not use our funds in an efficient manner, our business may suffer, ” page 8

9.	You refer to “the net proceeds” in this section, but you are not offering any securities for sale in this registration statement. Please revise to clarify the nature of the “net proceeds.”

United States Securities and Exchange Commission

August 27, 2018

COMPANY RESPONSE:

We have deleted the erroneous reference to any net proceeds.

“Any financial projections that may have been disclosed…” page 9

10.	Please tell us the nature of the financial projections referenced in this section. In this regard, we note that you have not discussed or included projections elsewhere in your filing. Please consider deleting this risk factor if you have not disclosed such projections.

COMPANY RESPONSE:

We have deleted the reference to financial projections as none are included in our disclosure.

Item 2. Financial Information

Liquidity and Financial Condition

Liquidity and Capital Resources, page 11

11.	Please disclose that your auditor identified factors raising substantial doubt about your ability to continue as a going concern. In addition, in accordance with Financial Reporting Codification 607.02, your discussion of liquidity should provide prominent disclosure of the facts and circumstances that led to your auditor’s report containing substantial doubt about your ability to continue as a going concern and discuss management’s viable plans to overcome this uncertainty. Your current disclosures do not appear to provide a detailed picture of your expenditure and cash needs along with constraints over the next 12 months and management’s plans to alleviate such constraints. As such, please expand your discussion to include a detailed description of the expected sources and demands for cash over the 12 months following the most recent balance sheet date presented in your filing.

COMPANY RESPONSE:

We have revised our discussion of Liquidity and Capital Resources to discuss the matters required in accordance with Financial Reporting Codification 607.02

Emerging Growth Company, page 11

12.	Please disclose that your election to use the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards is irrevocable.

United States Securities and Exchange Commission

August 27, 2018

COMPANY RESPONSE:

We have amended our disclosure to state that the election to use the extended transition period provided in Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards is irrevocable.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 12

13.	We note your disclosure in footnote 2, and that it conflicts with your disclosure in the table that Faxian Qian owns 100% of your outstanding securities. Please remove this footnote or explain why you have included this disclosure.

COMPANY RESPONSE:

We have removed footnote 2.

Certain Relationships and Related Transactions, and Director Independence, page 13

14.	You disclose in this section that you have no related party transactions; however, in the description of your business, you disclose that “all funding has been provided by the Company’s sole shareholder, Faxian Qian.” Please describe the funding provided to you by Mr. Qian, including the aggregate amount provided, any interest payable on the indebtedness, and any other information regarding the transaction that is material to investors. See Item 7 of Form 10 and Item 404(d) of Regulation S-K.

COMPANY RESPONSE:

We have included under Certain Relationships the details regarding the potential for Mr. Qian funding of certain Company expenses. As of the date hereof, Mr. Qian has not advanced any funding to the Company.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 16

15.	Please revise to disclose the name of your auditor where you refer to “[Auditor”].

COMPANY RESPONSE:

We have disclosed the name of our auditor.

Financial Statements

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements, page F-1

16.	Please revise the first sentence to reflect the correct name of the Company.

United States Securities and Exchange Commission

August 27, 2018

COMPANY RESPONSE:

We have corrected the name of the Company in the auditor’s opinion letter.

Note 5 – Income Tax, page F-8

17.	The Tax Cuts and Jobs Act limits the maximum deduction for net operating loss carryforwards and permits an indefinite carryforward period for net operating losses incurred in taxable years beginning after December 31, 2017. Please revise your disclosure accordingly.

COMPANY RESPONSE:

We have revised our disclosure accordingly.

On behalf of the Company, we acknowledge that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to theiling;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JS BEAUTY LAND NETWORK
TECHNOLOGY INC.

By:	/S/ Faxian Qian
Faxian Qian
Chief Executive Officer

cc:	Robert L. B. Diener, Esq.